As filed with the Securities and Exchange Commission on August 23, 2011

                        Registration No. 333-144282

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
of
PERFECT WORLD CO., LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW +44-20-7532-1000	David T. Zhang, Esq. Z. Julie Gao, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong (852) 2522-7886

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[  ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing the number of Class B Ordinary Shares of Perfect World Co. Ltd. set forth in the form of American Depositary Receipt.
	N/A	N/A	N/A	N/A

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibit A to form of Deposit Agreement filed as Exhibit (a) to this Registration Statement which form of American Depositary Receipt is incorporated herein by reference.

Item - 1.          Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory paragraph and below signature line on page A-6

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Paragraph 12

(iii) The collection and distribution of dividends	Paragraph 4, 5, 7, 10

(iv) The transmission of notices, reports and proxy soliciting material	Paragraph 3, 8 and 12

(v) The sale or exercise of rights	Paragraph 4, 5, and 10

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraph 4, 5, 10 and 13

(vii) Amendment, extension or termination of the deposit agreement	Paragraph 16 and 17

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph 3

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraph 1, 2, 4, and 5

(x) Limitation upon the liability of the depositary	Paragraph 14

3. Fees and Charges	Paragraph 7

Item - 2.          Available Information

Public Reports furnished by issuer	Paragraph 8

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.          Exhibits

a.
Form of Deposit Agreement among Perfect World Co. Ltd. (the “Company”), Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. – Previously filed.

a(1).	Form of Amended and Restated Deposit Agreement, including the form of American Depositary Receipt, is filed herewith as Exhibit a(1).

b.
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.

d.	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. – Previously filed.

e.	Certification under Rule 466. – Not applicable.

f.
Powers of Attorney for certain officers and directors and the authorized representative of the Company.  Filed as Exhibit (f) to Form F-6 (File No. 333-144296), dated July 2, 2007, and incorporated herein by reference.

Item – 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on August 23, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Shares

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Perfect World Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China on August 23, 2011.

PERFECT WORLD CO., LTD.

By:	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael Yufeng Chi	Chairman of Board/	August 23, 2011
Name: Michael Yufeng Chi	Chief Executive Officer
(Principal Executive Officer)

/s/ Kelvin Wing Kee Lau	Chief Financial Officer	August 23, 2011
Name: Kelvin Wing Kee Lau	(Principal Financial Officer)

/s/ Han Zhang	Director	August 23, 2011
Name: Han Zhang

/s/ Bing Xiang	Director	August 23, 2011
Name: Bing Xiang

/s/ Daniel Dong Yang	Director	August 23, 2011
Name: Daniel Dong Yang

/s/ Donald J. Puglisi	Authorized U.S. Representative	August 23, 2011
Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

By:	/s/ Michael Yugeng Chi
Michael Yugeng Chi
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)(1)	Form of Amended and Restated Deposit Agreement.